Exhibit 99.1

Monster Holdings LP
Unaudited Consolidated Financial Statements
As of and for the Year Ended December 31, 2017

Monster Holdings LP
Index
As of and for the Year Ended December 31, 2017
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Monster Holdings LP
Consolidated Balance Sheet
As of December 31, 2017
(USD in thousands, except unit amounts)
(unaudited)
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December 31, 2017
Assets
Current assets:
Cash	$122,095
Accounts receivable, net	22,149
Prepaid expenses and other current assets	29,680
Total current assets	173,924
Property, equipment and software, net	26,518
Goodwill	399,146
Intangible assets, net	80,838
Other non-current assets	14,092
Total Assets	$694,518
Liabilities and Partners' Capital
Current liabilities:
Accounts payable	$58,964
Accrued merchant and supplier payables	352,182
Accrued expenses and other current liabilities	29,284
Total current liabilities	440,430
Convertible debt	46,800
Other non-current liabilities	14,178
Total Liabilities	501,408
Commitments and contingencies (see Note 9)
Partners' Capital
Class A-1 units (29,370,539 units authorized, issued and outstanding at December 31, 2017)	65,308
Class A-2 units (72,000,000 units authorized, issued and outstanding at December 31, 2017)	110,076
Class B units (64,000,000 units authorized, issued and outstanding at December 31, 2017)	—
Class C units (20,321,839 units authorized and 19,866,770 units issued and outstanding at December 31, 2017)	—
Other capital — subsidiary stock option awards	231
Accumulated other comprehensive loss	(2,654)
Total Monster Holdings Partners' Capital	172,961
Noncontrolling interests	20,149
Total Partners' Capital	193,110
Total Liabilities and Partners' Capital	$694,518
See Notes to Consolidated Financial Statements.

Monster Holdings LP
Consolidated Statement of Operations
For the Year Ended December 31, 2017
(USD in thousands)
(unaudited)
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Year Ended December 31, 2017

Revenue:
Third party and other	$134,679
Direct	145,808
Total revenue	280,487
Cost of revenue:
Third party and other	36,465
Direct	206,408
Total cost of revenue	242,873
Gross profit	37,614
Operating expenses:
Marketing	39,028
Selling, general and administrative	120,155
Restructuring charges	959
Total operating expenses	160,142
Loss from operations	(122,528)
Other income (expense), net	(6,138)
Loss before provision (benefit) for income taxes	(128,666)
Provision (benefit) for income taxes	—
Net loss	(128,666)
Net loss attributable to noncontrolling interests	582
Net loss attributable to Monster Holdings LP	$(128,084)
See Notes to Consolidated Financial Statements.

Monster Holdings LP
Consolidated Statement of Comprehensive Loss
For the Year Ended December 31, 2017
(USD in thousands)
(unaudited)
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Year Ended
December 31, 2017
Net loss	$(128,666)
Other comprehensive income (loss):
Foreign currency translation adjustments	29,447
Unrealized gain on available-for-sale securities	478
Comprehensive loss	(98,741)
Comprehensive loss attributable to noncontrolling interests	582
Comprehensive loss attributable to Monster Holdings LP	$(98,159)
See Notes to Consolidated Financial Statements.

Monster Holdings LP
Consolidated Statement of Changes in Partners' Capital
For the Year Ended December 31, 2017
(USD in thousands, except unit amounts)
(unaudited)
___________________________________________________________________________________________________________________

	Monster Holdings Partners' Capital											Non-controlling Interests	Total Partners' Capital
	Class A-1		Class A-2		Class B		Class C		Other Capital — Subsidiary Stock Awards	Accumulated Other Comprehensive Loss	Total Monster Holdings Partners' Capital
	Units	Amount	Units	Amount	Units	Amount	Units	Amount
Balance at December 31, 2016	12,701,148	$65,000	72,000,000	$234,362	64,000,000	$—	20,030,079	$—	$299	$(32,579)	$267,082	$2,228	$269,310
Net loss	—	—	—	(124,286)	—	(228)	—	(3,570)	—	—	(128,084)	(582)	$(128,666)
Issuance of subsidiary's convertible preferred stock	—	—	—	—	—	—	—	—	—	—	—	16,988	16,988
Issuance of Class A-1 units	60,196	308	—	—	—	—	—	—	—	—	308	—	308
Issuance of Class A-1 units in recapitalization transaction	16,609,195	—	—	—	—	—	—	—	—	—	—	—	—
Forfeitures of Class C restricted units, net of units granted	—	—	—	—	—	—	(163,309)	—	—	—	—	—	—
Unit-based and share-based compensation on equity-classified awards	—	—	—	—	—	228	—	3,570	(68)	—	3,730	—	3,730
Issuance of non-controlling interest in a business combination	—	—	—	—	—	—	—	—	—	—	—	1,515	1,515
Unrealized gain on available-for-sale securities	—	—	—	—	—	—	—	—	—	478	478	—	478
Foreign currency translation	—	—	—	—	—	—	—	—	—	29,447	29,447	—	29,447
Balance at December 31, 2017	29,370,539	$65,308	72,000,000	$110,076	64,000,000	$—	19,866,770	$—	$231	$(2,654)	$172,961	$20,149	$193,110

See Notes to Consolidated Financial Statements.

Monster Holdings LP
Consolidated Statement of Cash Flows
For the Year Ended December 31, 2017
(USD in thousands)
(unaudited)
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Year Ended
December 31, 2017
Operating activities
Net loss	$(128,666)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	27,489
Unit-based and share-based compensation	3,811
Changes in assets and liabilities, net of acquisition:
Restricted cash	1,927
Accounts receivable	(404)
Prepaid expenses and other current assets	1,181
Other non-current assets	520
Accounts payable	21,502
Accrued merchant and supplier payables	54,039
Accrued expenses and other current liabilities	(3,599)
Other, net	3,390
Net cash used in operating activities	(18,810)

Investing activities
Purchases of property and equipment and capitalized software	(8,917)
Purchase of intangible assets	(293)
Purchases of investments	(4,906)
Acquisition of business, net of acquired cash	(3,927)
Net cash used in investing activities	(18,043)

Financing activities
Proceeds from issuance of convertible debt	43,903
Proceeds from issuance of Class A-1 units	308
Repayment of convertible debt	(22,769)
Net cash provided by financing activities	21,442
Effect of exchange rate changes on cash	13,810
Net increase (decrease) in cash	(1,601)
Cash, beginning of period	123,696
Cash, end of period	$122,095

Non-cash investing and financing activities
Debt converted into convertible preferred stock of consolidated subsidiary	$16,988
Minority investment recognized in connection with business disposition	1,750
Issuance of noncontrolling interests in a business combination	1,515

See Notes to Consolidated Financial Statements.

Monster Holdings LP
Notes to Consolidated Financial Statements
As of and for the Year Ended December 31, 2017
(unaudited)
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1.    DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION
Monster Holdings LP (the "Partnership") is a Delaware Limited Partnership that was formed on April 1, 2015 and had no operations until May 27, 2015, when the Partnership acquired from a wholly-owned subsidiary of Groupon, Inc. ("Groupon") all of the outstanding equity interests of LivingSocial Korea, Inc. ("LSK"), a Korean corporation and holding company of Ticket Monster, Inc. ("Ticket Monster"). On March 22, 2016, LSK was merged into Ticket Monster. That merger of wholly-owned subsidiaries had no impact on the consolidated financial statements. The subsidiary subsequently changed its name from Ticket Monster, Inc. to TMON, Inc. ("TMON").
TMON is an e-commerce company based in the Republic of Korea that connects merchants to consumers by offering goods and services, generally at a discount, through its online marketplace. Customers access TMON's online marketplace through its website and mobile application.
Liquidity Risks
As of December 31, 2017, the Partnership had $122.1 million of cash and a working capital deficit of $266.5 million. In the normal course of business, the Partnership collects cash from credit card payment processors shortly after a sale occurs and remits payments to merchants and suppliers at a later date in accordance with the related contractual payment terms. This working capital cycle is expected to continue for the foreseeable future. For the year ended December 31, 2017, the Partnership incurred $18.8 million of negative cash flows from operations and $8.9 million of capital expenditures. The Partnership believes that its current liquidity resources will be adequate to meet its obligations as they come due for a period of at least one year from March 23, 2018, the date at which the consolidated financial statements were available to be issued. In the event of any unexpected adverse change in its business, the Partnership has the ability and intent to reduce discretionary spending to increase liquidity and also plans to obtain additional equity or debt financing if available on commercially reasonable terms.
2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Principles of Consolidation
The consolidated financial statements include the accounts of the Partnership and its subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation. The Partnership's consolidated financial statements were prepared in accordance with U.S. GAAP and include the assets, liabilities, revenue and expenses of all wholly-owned subsidiaries and majority-owned subsidiaries over which the Partnership exercises control and variable interest entities for which the Partnership has determined that it is the primary beneficiary. Outside stockholders' interests in subsidiaries are shown on the consolidated financial statements as Noncontrolling interests.
Adoption of New Accounting Standards
The Partnership adopted the guidance in ASU 2015-11, Inventory (Topic 330) - Simplifying the Measurement of Inventory, on January 1, 2017. This ASU requires inventory to be measured at the lower of cost or net realizable value, rather than the lower of cost or market. The adoption of ASU 2015-11 did not have a material impact on the accompanying consolidated financial statements.
The Partnership adopted the guidance in ASU 2016-09, Compensation - Stock Compensation (Topic 718) - Improvements to Employee Share-Based Payment Accounting, on January 1, 2017. This ASU permits entities to make an accounting policy election to either estimate forfeitures on share-based payment awards, as previously required, or to recognize forfeitures as they occur. The Partnership elected to continue to estimate forfeitures on share-based payment awards, which resulted in no impact on the accompanying consolidated financial statements. The remaining provisions of ASU 2016-09, which primarily relate to the income tax effects related to settlements of share-based payment awards and the presentation of income tax-related cash flows, did not have a material impact on the accompanying consolidated financial statements.
Use of Estimates

Monster Holdings LP
Notes to Consolidated Financial Statements
As of and for the Year Ended December 31, 2017
(unaudited)
____________________________________________________________________________________

The preparation of consolidated financial statements in conformity with U.S. GAAP requires estimates and assumptions that affect the reported amounts and classifications of assets and liabilities, revenue and expenses, and the related disclosures of contingent liabilities in the consolidated financial statements and accompanying notes. Estimates are utilized for, but not limited to, stock-based compensation, income taxes, valuation of acquired goodwill and intangible assets, investments, customer refunds, contingent liabilities and the useful lives of property, equipment and software and intangible assets. Actual results could differ materially from those estimates.
Accounts Receivable, Net
Accounts receivable primarily represents the net cash due from the Partnership's credit card and other payment processors for cleared transactions. The carrying amount of the Partnership's receivables is reduced by an allowance for doubtful accounts that reflects management's best estimate of amounts that will not be collected. The allowance is based on historical loss experience and any specific risks identified in collection matters. Accounts receivable are charged off against the allowance for doubtful accounts when it is determined that the receivable is uncollectible.
Inventories
Inventories, consisting of merchandise purchased for resale, are accounted for using the weighted average cost method of accounting and are valued at the lower of cost or net realizable value. The Partnership writes down its inventory to the lower of cost or net realizable value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by the Partnership, additional inventory write-downs may be required. Once established, the original cost of the inventory less the related inventory write-down represents a new cost basis.
Restricted Cash
Restricted cash primarily represents amounts that the Partnership is unable to access for operational purposes pursuant to letters of credit with financial institutions. The Partnership had $9.2 million of restricted cash recorded within Prepaid expenses and other current assets as of December 31, 2017.
Property and Equipment
Property and equipment are stated at cost. Depreciation of property and equipment is recorded on a straight-line basis over the estimated useful lives of the assets. Generally, the useful lives are three to five years for purchased software, five years for office furniture and equipment and the shorter of the term of the lease or the asset's useful life for leasehold improvements.
Internal-Use Software
The Partnership incurs costs related to internal-use software and website development, including purchased software and internally-developed software. Costs incurred in the planning and evaluation stage of internally-developed software and website development are expensed as incurred. Costs incurred and accumulated during the application development stage are capitalized and included within Property, equipment and software, net on the consolidated balance sheet. Amortization of internal-use software is recorded on a straight-line basis over the three-year estimated useful life of the assets.
Impairment of Long-lived Assets
Long-lived assets, such as property and equipment and intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. If circumstances require that a long-lived asset or asset group be tested for possible impairment, the Partnership first compares the undiscounted cash flows expected to be generated by that long-lived asset or asset group to its carrying amount. If the carrying amount of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying amount exceeds its fair value.
Goodwill

Monster Holdings LP
Notes to Consolidated Financial Statements
As of and for the Year Ended December 31, 2017
(unaudited)
____________________________________________________________________________________

Goodwill is allocated to the Partnership's sole reporting unit at the date the goodwill is initially recorded. The Partnership evaluates goodwill for impairment annually or more frequently when an event occurs or circumstances change that indicates the carrying value may not be recoverable. The Partnership has the option to assess goodwill for impairment by first performing a qualitative assessment to determine whether it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount. If the Partnership determines that it is not more-likely-than-not that the fair value of a reporting unit is less than its carrying amount, then the two-step goodwill impairment test is not required to be performed. If the Partnership determines that it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount, or if the Partnership does not elect the option to perform an initial qualitative assessment, the Partnership performs the two-step goodwill impairment test. In the first step, the fair value of the reporting unit is compared to its book value including goodwill. If the fair value of the reporting unit is in excess of its book value, the related goodwill is not impaired and no further analysis is necessary. If the fair value of the reporting unit is less than its book value, there is an indication of potential impairment and a second step is performed. When required, the second step of testing involves calculating the implied fair value of goodwill for the reporting unit. The implied fair value of goodwill is determined in the same manner as goodwill recognized in a business combination, which is the excess of the fair value of the reporting unit determined in step one over the fair value of its net assets, including identifiable intangible assets, as if the reporting unit had been acquired. If the carrying value of the reporting unit's goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess.
Investments
Investments in nonmarketable equity shares with no redemption provisions that are not common stock or in-substance common stock or for which the Partnership does not have the ability to exercise significant influence are accounted for using the cost method of accounting. Under the cost method of accounting, investments are carried at cost and are adjusted only for the other-than-temporary declines in fair value, certain distributions and additional investments. Investments in convertible redeemable preferred shares are accounted for as available-for-sale securities. Available-for-sale securities are recorded at fair value each reporting period. Unrealized gains and losses, net of the related tax effects, are excluded from earnings and recorded as a separate component within Accumulated other comprehensive income (loss) on the consolidated balance sheet until realized. Investments in common stock or in-substance common stock for which the Partnership has the ability to exercise significant influence are accounted for under the equity method. The Partnership's proportionate share of income or loss on equity method investments are presented within Other income (expense), net on the consolidated statement of operations. Investments are classified within Other non-current assets on the consolidated balance sheet.
Income Taxes
For U.S. Federal income tax purposes, the Partnership is a pass-through entity and all applicable U.S. income taxes are the responsibility of the partners. However, its subsidiaries are subject to income taxes in the Republic of Korea. The Partnership accounts for income taxes of its Korean subsidiaries using the asset and liability method, under which deferred income tax assets and liabilities are recognized based upon anticipated future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. The Partnership regularly reviews deferred tax assets to assess whether it is more-likely-than-not that the deferred tax assets will be realized and, if necessary, establishes a valuation allowance for portions of such assets to reduce the carrying value.
For purposes of assessing whether it is more-likely-than-not that deferred tax assets will be realized, the Partnership considers the following four sources of taxable income for each tax jurisdiction: (a) future reversals of existing taxable temporary differences, (b) projected future earnings, (c) taxable income in carryback years, to the extent that carrybacks are permitted under the tax laws of the applicable jurisdiction, and (d) tax planning strategies, which represent prudent and feasible actions that a company ordinarily might not take, but would take to prevent an operating loss or tax credit carryforward from expiring unused. To the extent that evidence about one or more of these sources of taxable income is sufficient to support a conclusion that a valuation allowance is not necessary, other sources need not be considered. Otherwise, evidence about each of the sources of taxable income is considered in arriving at a conclusion about the need for and amount of a valuation allowance.
The Partnership accounts for uncertainty in income taxes by recognizing the financial statement benefit of a tax position only after determining that the relevant tax authority would more-likely-than-not sustain the position following an audit. For tax

Monster Holdings LP
Notes to Consolidated Financial Statements
As of and for the Year Ended December 31, 2017
(unaudited)
____________________________________________________________________________________

positions meeting the more-likely-than-not criteria, the amount recognized in the consolidated financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant tax authority.
Leases
The Partnership classifies leases at their inception as either operating or capital leases and may receive renewal or expansion options, rent holidays, and leasehold improvement or other incentives on certain lease agreements. The Partnership recognizes operating lease costs on a straight-line basis, taking into account adjustments for free or escalating rental payments and deferred payment terms. Additionally, lease incentives are accounted for as a reduction of lease costs over the lease term. Rent expense associated with operating lease obligations is primarily classified within Selling, general and administrative expenses on the consolidated statement of operations.
Revenue Recognition
The Partnership recognizes revenue when the following criteria are met: persuasive evidence of an arrangement exists; delivery has occurred; the selling price is fixed or determinable; and collection is reasonably assured.
Third-party revenue
The Partnership generates third-party revenue from transactions in which it acts as a marketing agent, primarily by selling vouchers through its online local commerce marketplaces that can be redeemed for goods or services with third-party merchants.
Third-party revenue is reported on a net basis as the purchase price received from the customer for the voucher less the portion of the purchase price that is payable to the featured merchant. Revenue is presented on a net basis because the Partnership is acting as a marketing agent of the merchant in those transactions.
Third-party revenue is recognized when the customer purchases a voucher, the voucher has been electronically delivered to the purchaser and a listing of vouchers sold has been made available to the merchant. At that time, the Partnership's obligations to the merchant, for which it is serving as a marketing agent, are substantially complete. The Partnership's remaining obligations, which are limited to remitting payment to the merchant and continuing to make available on its website information about vouchers sold that was previously provided to the merchant, are inconsequential and perfunctory administrative activities.
For merchant payment arrangements that are structured under a redemption model, merchants are not paid until the customer redeems the voucher that has been purchased. If a customer does not redeem the voucher under this payment model, the Partnership retains all of the gross billings. The Partnership recognizes variable consideration from unredeemed vouchers and derecognizes the related accrued merchant payable when its legal obligation to the merchant expires, which the Partnership believes is shortly after deal expiration.
Direct revenue
The Partnership generates direct revenue from selling merchandise inventory.
Direct revenue is reported on a gross basis as the purchase price received from the customer. The Partnership is the primary obligor in those transactions, is subject to general inventory risk and has latitude in establishing prices. Direct revenue, including associated shipping revenue, is recognized when title passes to the customer upon delivery of the product.
For merchandise inventory transactions in which the Partnership acts as a marketing agent of a third-party merchant, revenue is recorded on a net basis and is presented within third-party revenue. The Partnership is generally not responsible for fulfillment on third party revenue transactions involving merchandise inventory and revenue is recognized when the Partnership's obligations to the merchant, for which it is serving as a marketing agent, are substantially complete.
Other revenue

Monster Holdings LP
Notes to Consolidated Financial Statements
As of and for the Year Ended December 31, 2017
(unaudited)
____________________________________________________________________________________

The Partnership's other revenues are derived primarily from advertising arrangements with third parties. Revenue from advertising sales is recognized as advertising services are provided to the Partnership's customers.
Refunds
At the time revenue is recorded, the Partnership records an accrual for estimated refunds primarily based on the Partnership's historical experience with refunds. Refunds are recorded as a reduction of revenue. The Partnership accrues costs associated with refunds within Accrued expenses and other current liabilities on the consolidated balance sheet. The Partnership assesses the trends that could affect its estimates on an ongoing basis and makes adjustments to the refund reserve calculations if it appears that changes in circumstances, including changes to the Partnership's refund policies, may cause future refunds to differ from its original estimates. If actual results are not consistent with the estimates or assumptions stated above, the Partnership may need to change its future estimates, and the effects could be material to the consolidated financial statements.
Discounts
The Partnership provides discount offers to encourage purchases of goods and services through its marketplaces. The Partnership records discounts as a reduction of revenue.
Value-added and related taxes
Value-added and related taxes that are imposed on specific revenue-generating transactions are presented on a net basis and excluded from revenue.
Cost of revenue
Cost of revenue is comprised of direct and certain indirect costs incurred to generate revenue. For direct revenue transactions, cost of revenue includes the cost of inventory, shipping and fulfillment costs and inventory markdowns. Fulfillment costs are comprised of third-party logistics provider costs, as well as rent, depreciation, personnel costs and other costs of operating the Partnership's fulfillment center. Other costs incurred to generate revenue, which include credit card processing fees, editorial costs, compensation expense for technology support personnel who are responsible for maintaining the infrastructure of the Partnership's websites, web hosting and other processing fees, are attributed to cost of third-party revenue, direct revenue and other revenue in proportion to gross billings during the period.
Customer Credits
The Partnership issues credits to its customers that can be applied against future purchases through its online local marketplaces for certain qualifying acts, such as referring new customers. The Partnership has recorded its customer credit obligations within "Accrued expenses and other current liabilities" on the consolidated balance sheet (see Note 7, Supplemental Consolidated Balance Sheet Information). Customer credit obligations incurred for new customer referrals or other qualifying acts are expensed as incurred and are classified within Marketing on the consolidated statement of operations.
Unit-Based and Share-Based Compensation
The Partnership measures unit-based and share-based compensation cost at fair value, net of estimated forfeitures. Expense is recognized on a straight-line basis over the service period during which awards are expected to vest, except for awards with both performance conditions and a graded vesting schedule, which are recognized using the accelerated method.
Foreign Currency
Balance sheet accounts of the Partnership's operations outside of the U.S. are translated from foreign currencies into U.S. dollars at the exchange rates as of the consolidated balance sheet date. Revenue and expenses are translated at average exchange rates during the period. Foreign currency translation adjustments are included within Accumulated other comprehensive income (loss) on the consolidated balance sheet. Foreign currency gains and losses resulting from transactions which are denominated in

Monster Holdings LP
Notes to Consolidated Financial Statements
As of and for the Year Ended December 31, 2017
(unaudited)
____________________________________________________________________________________

currencies other than the entity's functional currency are included within Other income (expense), net on the consolidated statement of operations.
Recently Issued Accounting Standards
In May 2014, the Financial Accounting Standards Board ("FASB") issued ASU 2014-09, Revenue from Contracts with Customers. This ASU is a comprehensive new revenue recognition model that requires a company to recognize revenue to depict the transfer of goods or services to a customer at an amount that reflects the consideration it expects to receive in exchange for those goods or services. In March 2016, the FASB issued ASU 2016-08, Revenue from Contracts with Customers: Principal versus Agent Considerations (Reporting Gross versus Net), which is effective upon adoption of ASU 2014-09. This ASU clarifies the implementation guidance in ASU 2014-09 on principal versus agent considerations. Those ASUs are effective for annual reporting periods beginning after December 15, 2018. The Partnership believes that the ASUs will not significantly impact the presentation of revenue on a gross or net basis. The Partnership is still evaluating the ASUs for other potential impacts on its consolidated financial statements.
In January 2016, the FASB issued ASU 2016-01, Financial Instruments (Topic 825-10) - Recognition and Measurement of Financial Assets and Financial Liabilities. This ASU generally requires equity investments to be measured at fair value with changes in fair value recognized through net income and will eliminate the cost method for equity securities. The ASU is effective for annual reporting periods beginning after December 15, 2017. The Partnership believes that the adoption of this guidance will not have a material impact on its consolidated financial statements.
In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The ASU will require lessees to recognize assets and liabilities arising from leases, including operating leases, to be recognized on the balance sheet. The ASU is effective for annual reporting periods beginning after December 15, 2019 and requires a modified retrospective transition method. The Partnership is still assessing the impact of ASU 2016-02 on its consolidated financial statements. See Note 9, Commitments and Contingencies, for information about the Partnership's lease commitments.
In June 2016, the FASB issued ASU 2016-13, Financial Instruments - Credit Losses (Topic 326) - Measurement of Credit Losses of Financial Instruments. The ASU requires entities to measure credit losses for financial assets measured at amortized cost based on expected losses rather than incurred losses. For available-for-sale debt securities with unrealized losses, entities will be required to recognize credit losses through an allowance for credit losses. The ASU will be effective for annual reporting periods beginning after December 15, 2019. While the Company is still assessing the impact of ASU 2016-13, it currently believes that the adoption of this guidance will not have a material impact on its consolidated financial statements.
In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230) - Restricted Cash. This ASU requires that companies include amounts generally described as restricted cash and restricted cash equivalents, along with cash and cash equivalents, when reconciling the beginning-of-period and end-of-period amounts shown on the statement of cash flows.  The ASU is effective for annual reporting periods beginning after December 15, 2017. The Partnership had $9.2 million of restricted cash as of December 31, 2017.
In January 2017, the FASB issued ASU 2017-04, Intangibles - Goodwill and Other (Topic 350) - Simplifying the Test for Goodwill Impairment. This ASU eliminates Step 2 of the goodwill impairment test and requires a goodwill impairment to be measured as the amount by which a reporting unit’s carrying amount exceeds its fair value, not to exceed the carrying amount of its goodwill. The ASU is effective for annual or any interim goodwill impairment tests in fiscal years beginning after December 15, 2019.  The Partnership believes that the adoption of this guidance will not have a material impact on its consolidated financial statements.
In February 2017, the FASB issued ASU 2017-05, Other Income - Gains and Losses from the Derecognition of Nonfinancial Assets (Subtopic 610-20) - Clarifying the Scope of Asset Derecognition Guidance and Accounting for Partial Sales of Nonfinancial Assets. This ASU is meant to clarify the scope of ASC Subtopic 610-20, Other Income-Gains and Losses from the Derecognition of Nonfinancial Assets, and to add guidance for partial sales of nonfinancial assets. The Partnership is required to adopt ASU 2017-05 at the same time that it adopts the guidance in ASU 2014-09. The Partnership believes that the adoption of this guidance will not have a material impact on its consolidated financial statements.

Monster Holdings LP
Notes to Consolidated Financial Statements
As of and for the Year Ended December 31, 2017
(unaudited)
____________________________________________________________________________________

In May 2017, the FASB issued ASU 2017-09, Compensation - Stock Compensation (Topic 718) - Scope of Modification Accounting. This ASU clarifies the changes to terms or conditions of a share-based payment award that require an entity to apply modification accounting. The ASU is effective for annual reporting periods beginning after December 15, 2017. The Partnership believes that the adoption of this guidance will not have a material impact on its consolidated financial statements.
In January 2017, the FASB issued ASU 2017-01, Business Combinations (Topic 805) - Clarifying the Definition of a Business. This ASU provides clarification on the definition of a business and provides guidance on whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. The ASU is effective for annual reporting periods beginning after December 15, 2017. The Partnership believes that the adoption of this guidance will not have a material impact on its consolidated financial statements.
There are no other accounting standards that have been issued but not yet adopted that the Partnership believes could have a material impact on its consolidated financial position or results of operations.
3.    INVESTMENTS
The following table summarizes the Partnership's investments as of December 31, 2017 (dollars in thousands):

		Percent Ownership of Voting Stock
Available-for-sale securities	$5,036	6%	to	19%
Equity method investments	2,382	29%
Total investments	$7,418
The following table summarizes the amortized cost, gross unrealized gain, gross unrealized loss and fair value of the Partnership's available-for-sale securities as of December 31, 2017 (dollars in thousands):

	Amortized Cost	Gross Unrealized Gain	Gross Unrealized Loss	Fair Value
Available-for-sale securities	$4,558	$478	—	$5,036

On October 31, 2017, the Partnership acquired an investment in the convertible redeemable preferred stock of a nonpublic e-commerce company for $2.7 million. The convertible redeemable preferred shares are accounted for as available-for-sale securities.
On September 27, 2017, the Partnership acquired an investment in the common stock of a nonpublic e-commerce company for $2.3 million. The investment is accounted for as an equity method investment.
On December 23, 2016, the Partnership sold its digital loyalty program business in exchange for convertible redeemable preferred shares in the acquirer, a nonpublic e-commerce company. The Partnership recognized a $1.6 million receivable upon the closing of the transaction, and the convertible redeemable preferred shares were subsequently received on January 13, 2017. The convertible redeemable shares are accounted for as available-for-sale securities.
4.    BUSINESS COMBINATION
On February 28, 2017, the Partnership acquired 71.43% of the outstanding equity interests of FltGraph. Co., Ltd. ("Flightgraph"), an e-commerce company based in the Republic of Korea that features air ticket offers at both discounted and market rates, covering both domestic and international travel. The primary purpose of this acquisition was to enhance the Partnership’s technology capabilities and grow its customer base.
The results of the acquired business are included in the consolidated financial statements beginning on the acquisition

Monster Holdings LP
Notes to Consolidated Financial Statements
As of and for the Year Ended December 31, 2017
(unaudited)
____________________________________________________________________________________

date. The fair value of consideration transferred in the business combination has been allocated to the tangible and intangible assets acquired and liabilities assumed at the acquisition date, with the remaining unallocated amount recorded as goodwill. The allocation of the acquisition price has been prepared on a preliminary basis, and changes to those allocations may occur as a result of final working capital adjustments and tax return filings. The Partnership paid a premium over the the fair value of the net tangible and intangible assets acquired for a number of reasons, including acquiring an assembled workforce and enhancing technology capabilities. The goodwill from the business combination is not deductible for tax purposes.
The aggregate acquisition-date fair value of the consideration transferred for the Flightgraph acquisition was as follows (in thousands):

Cash	$3,988
Non-controlling interests	1,515
Total acquisition consideration	$5,503
The following table summarizes the allocation of the acquisition price of Flightgraph (in thousands):

Cash	$61
Net working capital	1,614
Goodwill	3,478
Intangible assets: (1)
Customer relationships	12
Developed technology	338
Total acquisition consideration	$5,503

(1)	The estimated useful lives of the acquired intangible assets are 3 years for customer relationships and developed technology.
Pro forma results of operations for the Flightgraph acquisition are not presented because the pro forma effect of the acquisition is not material to the Partnership's consolidated results for the year ended December 31, 2017.
5.    PROPERTY, EQUIPMENT AND SOFTWARE, NET
The following summarizes the Partnership's property, equipment and software, net as of December 31, 2017 (in thousands):

December 31,
2017
Purchased software	$7,498
Office furniture and equipment	11,563
Internally-developed software	20,056
Leasehold improvements	2,439
Construction in progress	136
Total property, equipment and software, gross	41,692
Less: Accumulated depreciation and amortization	(15,174)
Total property, equipment and software, net	$26,518

Monster Holdings LP
Notes to Consolidated Financial Statements
As of and for the Year Ended December 31, 2017
(unaudited)
____________________________________________________________________________________

Depreciation and amortization expense on property, equipment and software for the year ended December 31, 2017 was $7.4 million, which includes $4.1 million of internally-developed software amortization, and is primarily included within Selling, general and administrative expenses on the consolidated statement of operations.

Monster Holdings LP
Notes to Consolidated Financial Statements
As of and for the Year Ended December 31, 2017
(unaudited)
____________________________________________________________________________________

6.    GOODWILL AND INTANGIBLE ASSETS
Goodwill
The following table summarizes the Partnership's goodwill activity for the year ended December 31, 2017 (in thousands):

Balance as of December 31, 2016	$349,688
Goodwill related to acquisition	3,478
Foreign currency translation	45,980
Balance as of December 31, 2017	$399,146
The Partnership evaluates goodwill for impairment annually on December 31 or more frequently when an event occurs or circumstances change that indicates the carrying value may not be recoverable. No goodwill impairments were recognized for the year ended December 31, 2017.
Intangible Assets
The carrying amounts of definite lived intangible assets consist of the following (in thousands):

	December 31, 2017
	Gross	Accumulated	Net
	Carrying Value	Amortization	Carrying Value
Customer relationships	$60,414	$(22,417)	$37,997
Merchant relationships	24,429	(21,149)	3,280
Developed technology	1,295	(1,148)	147
Trade name	50,440	(11,026)	39,414
Total intangible assets	$136,578	$(55,740)	$80,838
Amortization of intangible assets is computed using the straight-line method over their estimated useful lives, which range from 2 to 12 years. Amortization expense related to intangible assets was $20.1 million for the year ended December 31, 2017. The weighted average remaining amortization period of intangible assets is 6.7 years as of December 31, 2017. As of December 31, 2017, the Partnership's estimated future amortization expense related to intangible assets is as follows:

Years Ended December 31,	Amount
2018	$17,278
2019	13,828
2020	13,642
2021	13,631
2022	8,128
Thereafter	14,331
Total	$80,838

Monster Holdings LP
Notes to Consolidated Financial Statements
As of and for the Year Ended December 31, 2017
(unaudited)
____________________________________________________________________________________

7.    SUPPLEMENTAL CONSOLIDATED BALANCE SHEET INFORMATION
The following summarizes the Partnership's prepaid expenses and other current assets as of December 31, 2017 (in thousands):

December 31,
2017
Merchandise inventories	$16,336
Restricted cash	9,217
Prepaid expenses and other	4,127
Total prepaid expenses and other current assets	$29,680
The following summarizes the Partnership's accrued expenses and other current liabilities as of December 31, 2017 (in thousands):

December 31,
2017
Refunds	$774
Customer credits	3,288
Accrued compensation and benefits	9,906
Deferred revenue	1,731
Value-added tax payable	3,369
Other	10,216
Total accrued expenses and other current liabilities	$29,284
8.    FINANCING ARRANGEMENTS
Credit Facility
The Partnership has a revolving credit facility (the "credit facility") that provides for aggregate principal borrowings of $4.7 million. The credit facility expires on March 31, 2018. Borrowings under the credit facility bear interest at the Certificate of Deposit Rate for the Republic of Korea plus 4.70%. As of December 31, 2017, the Partnership had no borrowings outstanding under the credit facility.
Convertible Debt
The Partnership's subsidiary, TMON, issued $43.9 million of convertible debt to a third-party investor on April 24, 2017. The net proceeds from this offering were $43.9 million and the related transaction costs were not material. The convertible debt accrues interest at a rate of 3.5% per annum, including a 0.5% coupon payable annually in arrears on April 24 of each year, with the remainder payable at maturity. The convertible debt will mature on April 24, 2024, subject to earlier conversion or redemption. TMON may redeem all or a portion of the convertible debt at any time prior to the maturity date for the principal amount, accrued but unpaid interest and a redemption premium resulting in a cumulative return of 8.5% per annum. In addition, upon the occurrence of a change-of-control event, the holder may redeem the convertible debt for the principal amount plus any accrued but unpaid interest.
Each holder has the right to convert all or a portion of the convertible debt into newly issued shares of common stock of TMON at any time during the period commencing from one month after the issuance date and ending one month prior to the maturity date. The conversion price is initially $2,195 per share, subject to adjustment according to the terms and conditions set forth in the subscription agreement. The convertible debt is a senior unsecured obligation of TMON that ranks equal in right of payment to all senior unsecured indebtedness and ranks senior in right of payment to any indebtedness that is contractually

Monster Holdings LP
Notes to Consolidated Financial Statements
As of and for the Year Ended December 31, 2017
(unaudited)
____________________________________________________________________________________

subordinated to the convertible debt. The estimated fair value of the convertible debt was $50.8 million as of December 31, 2017. The fair value of the convertible debt is classified as a Level 3 measurement due to the lack of observable market data.

The Partnership's subsidiary, TMON, issued $41.0 million of convertible debt to a third-party investor on April 8, 2016. On January 2, 2017, $22.8 million of the convertible debt was repaid. The remaining outstanding debt was converted into 9,712 shares of TMON convertible preferred stock on January 11, 2017. TMON's convertible preferred stock is presented within Non-controlling interests in the accompanying consolidated balance sheet.

9.    COMMITMENTS AND CONTINGENCIES
Operating Leases
The Partnership has entered into various non-cancelable operating lease agreements, primarily covering certain of its offices in the Republic of Korea, with lease expirations between 2018 and 2022. Rent expense under these operating leases was $4.8 million for the year ended December 31, 2017. Certain of these arrangements have renewal or expansion options and adjustments for market provisions, such as free or escalating base monthly rental payments. The Partnership recognizes rent expense under such arrangements on a straight-line basis over the initial term of the lease. The difference between the straight-line expense and the cash paid for rent has been recorded as deferred rent.
As of December 31, 2017, future payments under non-cancelable operating leases (including rent escalation clauses but excluding a proportionate share of operating expenses) were as follows (in thousands):

Years Ended December 31,	Operating Leases
2018	$7,557
2019	7,315
2020	7,426
2021	7,593
2022	3,886
Thereafter	—
Total	$33,777
Contingencies
The Partnership recognizes accrued liabilities for loss contingencies when the loss is determined to be both probable and estimable. Such accruals represent the Partnership’s best estimate of probable losses and, in some cases, there may be an exposure to loss in excess of the amounts accrued. The Partnership believes that the amount of reasonably possible losses in excess of the amounts accrued for loss contingencies as of December 31, 2017 would not have a material adverse effect on its business, financial position, results of operations or cash flows.
The Partnership has provided customary indemnifications to its unit holders and their affiliates for claims that may arise in connection with their involvement with the Partnership. The indemnifications do not limit the maximum potential future payments that can be made and it is not possible to determine an estimate of those maximum potential future payments due to the absence of historical claim experience.
10.    PARTNERS' CAPITAL
In February 2017, the Partnership undertook a recapitalization transaction whereby Groupon exchanged all 61,484,539 of its Class B units for 16,609,195 newly issued Class A-1 units. The Class B units previously held by Groupon were then distributed from the Partnership to the Class A-1 unit holders, Class A-2 unit holders, and the remaining Class B unit holders.
Under the terms of the Partnership's amended and restated agreement of limited partnership, its general partner, Monster Holdings GP LLC, established a Board of Directors (the "Board") and irrevocably assigned the rights to carry out any and all of the objectives and purposes of the Partnership to the Board. The general partner is not entitled to receive any distributions. As of

Monster Holdings LP
Notes to Consolidated Financial Statements
As of and for the Year Ended December 31, 2017
(unaudited)
____________________________________________________________________________________

December 31, 2017, holders of Class A-1 units of the Partnership were entitled to a $150.0 million liquidation preference, which must be paid prior to any distributions to the holders of Class A-2, Class B and Class C units. Distributions in excess of $150.0 million and up to $636.0 million would be paid to holders of Class A-2 units. Distributions in excess of $636.0 million and up to $830.0 million would be paid to holders of Class B units. Distributions in excess of $830.0 million and up to $853.0 million would be paid to holders of Class C units. Unit holders would be entitled to share in distributions between $853.0 million and $1,494.0 million in accordance with the terms of the Partnership's distribution waterfall, and distributions in excess of $1,494.0 million would be made pro rata to all unit holders based on their respective ownership interests. Due to the Class A-1 unit liquidation preference, the Partnership's net loss for the year ended December 31, 2017 has been allocated to the Class A-2, Class B and Class C units in the accompanying consolidated statement of changes in partners' capital. Holders of Class A-1, Class A-2 and Class B units are entitled to one vote per unit and vote together as a single class. Holders of Class C units are not entitled to any voting rights.
11.    COMPENSATION ARRANGEMENTS
For the year ended December 31, 2017, the Partnership incurred unit-based and share-based compensation expense of $3.8 million.
Class C Restricted Units
The Partnership granted 20,841,290 Class C restricted units to employees of TMON to compensate them for future service. Those Class C restricted units had a total grant date fair value of approximately $24.4 million, are subject to time-based vesting conditions and, for a portion of the Class C units, a performance-based vesting condition.
The table below summarizes activity regarding unvested restricted units for the year ended December 31, 2017:

	Restricted Units	Weighted- Average Grant Date Fair Value (per share)
Unvested at December 31, 2016	16,035,760	$1.17
Granted	5,165,858	$0.24
Vested	(3,832,338)	$1.09
Forfeited	(5,329,167)	$0.91
Unvested at December 31, 2017	12,040,113	$0.69
The table above does not include any awards with performance conditions. The vesting of those awards into Class C units is contingent on the occurrence of a qualifying liquidity event and continued employment with the Partnership. For the year ended December 31, 2017, the Partnership did not recognize any unit-based compensation expense related to the awards with performance conditions as it was not considered probable that the conditions would be met.
Subsidiary Stock Options
The Partnership's subsidiary, TMON, granted 2,357 stock options to its employees during 2017. The stock options granted during 2017 had a total grant date fair value of approximately $0.2 million and are subject to time-based vesting conditions and a performance-based vesting condition. The exercise price of the stock options is equal to the fair value of the underlying stock on the date of grant. The contractual term for the stock options expires ten years from the grant date. The stock options generally vest over a two-, three- or four-year period, with 50% of the awards vesting after two years and the remainder of the awards vesting on a monthly or quarterly basis thereafter.
The fair value of stock options granted is estimated on the date of grant using the Black-Scholes-Merton option-pricing model. Expected volatility is based on historical volatilities for publicly-traded shares of comparable companies over the estimated expected life of the stock options. The expected term represents the period of time the stock options are expected to be outstanding. The risk-free interest rate is based the yield on U.S. Treasury bonds with maturities similar to the estimated expected life of the stock options.

Monster Holdings LP
Notes to Consolidated Financial Statements
As of and for the Year Ended December 31, 2017
(unaudited)
____________________________________________________________________________________

The weighted average assumptions for stock options granted during the year ended December 31, 2017 are outlined in the following table:

2017
Dividend yield	—%
Risk-free interest rate	1.70%
Expected term (in years)	3
Expected volatility	50%
The weighted-average grant date fair value of stock options granted during the year ended December 31, 2017 was $64.4 per share.
The table below summarizes the stock option activity for the year ended December 31, 2017:

	Options	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in thousands) (1)
Outstanding at December 31, 2016	12,547	$1,973	3.11	$—
Granted	2,357	$1,973	3.69
Forfeited	(4,650)	$1,973
Outstanding at December 31, 2017	10,254	$1,973	3.83	$—

(1)
The aggregate intrinsic value of options outstanding and exercisable represents the total pretax intrinsic value (the difference between the fair value of the TMON stock on the last day of each period and the exercise price, multiplied by the number of options where the fair value exceeds the exercise price) that would have been received by the option holders had all option holders exercised their options as of December 31, 2017.

Groupon Restricted Stock Units
Certain TMON employees continue to vest in share-based awards granted by Groupon as a result of their employment with TMON. Those restricted stock units are remeasured to fair value each reporting period. The Partnership has recorded $0.2 million of compensation expense from those awards for the year ended December 31, 2017, which is included within Selling, general and administrative expenses on the consolidated statement of operations. As of December 31, 2017, 35,017 Groupon restricted stock units are outstanding, which will result in approximately $0.1 million of future compensation expense based on the fair value of the unvested awards at that date and is expected to be recognized over a remaining weighted-average period of 0.4 years.
12.    INCOME TAXES
Domestic and foreign components of loss from operations before income taxes are presented below for the year ended December 31, 2017 (in thousands):

Year Ended December 31, 2017

Earnings before income taxes - U.S.	$—
Loss before income taxes - Korea	(128,666)
Total loss before income taxes	$(128,666)
For U.S. Federal income tax purposes, the Partnership is a pass-through entity and all applicable U.S. income taxes are the responsibility of the partners. However, its subsidiaries are subject to income taxes in the Republic of Korea. There were no current or deferred provisions for income taxes for the year ended December 31, 2017.

Monster Holdings LP
Notes to Consolidated Financial Statements
As of and for the Year Ended December 31, 2017
(unaudited)
____________________________________________________________________________________

The items accounting for differences between the income tax provision or benefit computed at the applicable Korean statutory rate of 11% and the provision for income taxes for the year ended December 31, 2017 are as follows (in thousands):

Year Ended December 30, 2017

Income tax benefit at statutory rate	$(14,153)
Change in valuation allowance	12,339
Unit-based and share-based compensation	345
Other	1,469
Total provision (benefit) for income taxes	$—
Deferred income tax assets and liabilities of the Partnership's Korean subsidiaries, which include net operating losses generated prior to the Partnership's acquisition of those subsidiaries, consisted of the following components as of December 31, 2017 (in thousands):

December 31,
2017
Deferred tax assets:
Accrued expenses and other liabilities	$2,316
Net operating loss and tax credit carryforwards	57,648
Property, equipment and software, net	251
Total deferred tax assets	60,215
Less valuation allowances	(52,575)
Deferred tax assets, net of valuation allowance	7,640
Deferred tax liabilities:
Intangible assets, net	7,563
Other	77
Deferred tax liabilities	7,640
Net deferred tax asset (liability)	$—
Significant judgment is required in determining the provision for income taxes and recording the related income tax assets and liabilities. The Partnership recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more-likely-than-not sustain the position following an audit. For tax positions meeting the more-likely-than-not criterion, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant tax authority.
The Partnership has recognized valuation allowances to reduce its deferred tax assets to amounts that are realizable through future reversals of existing taxable temporary differences.
The Partnership is subject to income tax audits in all jurisdictions for which it files tax returns. Tax audits are often complex and can require several years to complete. Neither the Partnership nor any of its subsidiaries is currently under audit in any jurisdiction. The years 2013 to 2017 remain open for examination by the tax authorities in the Republic of Korea. There are no uncertain tax positions recorded at December 31, 2017 and there were no interest or penalties recognized related to uncertain tax positions for the year ended December 31, 2017.
As of December 31, 2017, the Partnership's Korean subsidiaries had $524.1 million of net operating loss carryforwards, which begin expiring in 2021.

Monster Holdings LP
Notes to Consolidated Financial Statements
As of and for the Year Ended December 31, 2017
(unaudited)
____________________________________________________________________________________

13.    FAIR VALUE MEASUREMENTS
Fair value is defined under U.S. GAAP as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is a market-based measurement that is determined based on assumptions that market participants would use in pricing an asset or a liability.
To increase the comparability of fair value measures, the following hierarchy prioritizes the inputs in valuation methodologies used to measure fair value:
Level 1 - Measurements that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2 - Measurements that include other inputs that are directly or indirectly observable in the marketplace.
Level 3 - Measurements derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable. These fair value measurements require significant judgment.
The Partnership has classified its investments in available-for-sale securities as Level 3 due to the lack of observable market data over fair value inputs such as cash flow projections and discount rates. Increases in projected cash flows and decreases in discount rates contribute to increases in the estimated fair values of the available-for-sale securities, whereas decreases in projected cash flows and increases in discount rates contribute to decreases in their fair values.
The following table provides a roll-forward of the fair value of recurring Level 3 fair value measurements for available-for-sale securities for the year ended December 31, 2017 (in thousands):

Available-for-sale securities:
Beginning Balance	$—
Acquisition of redeemable preferred shares	4,558
Total gains included in other comprehensive loss	478
Ending Balance	$5,036
Unrealized gains still held (1)	$478

(1)
Represents the unrealized losses or gains recorded in earnings and/or other comprehensive income (loss) during the period for assets classified as Level 3 that are still held (or outstanding) at the end of the period.

Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis
Certain assets and liabilities are measured at fair value on a nonrecurring basis, including assets that are written down to fair value as a result of an impairment. The Partnership did not record any significant nonrecurring fair value measurements after initial recognition for the year ended December 31, 2017.
Estimated Fair Value of Financial Assets and Liabilities Not Measured at Fair Value
The Partnership's other financial instruments not carried at fair value consist primarily of accounts receivable, restricted cash, accounts payable, accrued merchant and supplier payables and accrued expenses. The carrying values of these assets and liabilities approximate their respective fair values as of December 31, 2017 due to their short-term nature.
14.    RELATED PARTY TRANSACTIONS
The Partnership has entered into an arrangement to receive advisory services from two affiliated companies of its investors, Kohlberg, Kravis Roberts & Co. L.P. and Anchor Equity Partners (Asia) Limited. Under that arrangement, which is cancelable only with the consent of the counterparties, the Partnership will incur advisory costs of approximately $1.5 million per year. The Partnership incurred $1.6 million of advisory costs under this arrangement for the year ended December 31, 2017, which are included within Selling, general and administrative in the accompanying consolidated statement of operations. There were $0.5 million of amounts due to the counterparties under this arrangement as of December 31, 2017, which are included within Accrued expenses and other current liabilities in the accompanying consolidated balance sheet.

Monster Holdings LP
Notes to Consolidated Financial Statements
As of and for the Year Ended December 31, 2017
(unaudited)
____________________________________________________________________________________

15.    SUBSEQUENT EVENT
The Partnership's subsidiary, TMON, issued $18.7 million of convertible debt to a third-party investor in February 2018. The net proceeds from this offering were $18.7 million and the related transaction costs were not material. The convertible debt accrues interest at a rate of 3.5% per annum, including a 1.0% per annum coupon, payable quarterly, with the remainder payable at maturity. The conversion price is initially $2,311 per share, subject to adjustment according to the terms and conditions set forth in the subscription agreement. The convertible debt will mature in February 2023, subject to earlier conversion or redemption.
The Partnership has evaluated subsequent events from the balance sheet date through March 23, 2018, the date at which the consolidated financial statements were available to be issued, and determined that there are no other items to disclose.